August 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Kathleen Krebs

Re:	Acceleration Request of Smith Micro Software, Inc.
Registration Statement on Form S-1
Filed August 7, 2025
File No. 333-289351

Request for Acceleration of Effectiveness

Dear Ms. Krebs:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-289351), so that it may become effective on August 15, 2025 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Brian Novosel, Esq., and Jennifer Minter, Esq. of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266, or in his absence, Jennifer Minter at (412) 562-8444, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Smith Micro Software, Inc.

By:	/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

cc:	William W. Smith, Jr., Chairman of the Board, President and Chief Executive Officer